Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lilis Energy, Inc. on Amendment No. 1 to Form S-1 (File No. 333-213653) of our report dated April 14, 2016, except for Note 14, as to which the date is September 15, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Lilis Energy, Inc. as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 26, 2016